B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2011
(All tabular amounts are expressed in United States dollars, unless otherwise stated)

          This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 28, 2012 and contains certain “Forward-Looking Statements” within the meaning of the Canadian Securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

          The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2011. The December 31, 2011 audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The 2010 comparative information included in the December 31, 2011 audited annual consolidated financial statements and in this MD&A has been restated in accordance with IFRS. The 2009 comparative information included in the consolidated financial and operating highlights has not been restated and has been prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

          B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with mining operations in Nicaragua and a portfolio of development and exploration assets in Colombia, Namibia, Nicaragua, and Uruguay. The Company operates the Libertad Mine and the Limon Mine in Nicaragua. The Company owns or has a material interest in the Gramalote and Mocoa properties (Colombia), the newly acquired Otjikoto property (Namibia) and the Bellavista property (Costa Rica). The Company also has options to earn an interest in two joint ventures in Nicaragua with Calibre Mining Corp. (“Calibre”) and Radius Gold Inc. (“Radius”), respectively.

          On December 22, 2011, B2Gold completed a business combination with Auryx Gold Corp. (“Auryx Gold”) in which B2Gold acquired all of the outstanding common shares of Auryx Gold (see “Acquisition of Auryx Gold Corp.” section).

          Mining and processing of ore commenced at the Libertad Mine in the fourth quarter of 2009 following the completion of the conversion of the Libertad Mine from a heap leach mine to a conventional milling operation. Ore processing at the Libertad Mine began on December 15, 2009 with the first doré bar produced on January 5, 2010. The Libertad Mine achieved commercial production on February 1, 2010 less than two months after the mill facilities commenced processing ore. The Libertad mill was originally designed to process 3,500 tonnes of ore per day (“t/d”). A second ball mill was installed and commissioned in 2010 and the Company now estimates throughput at the Libertad Mine to be approximately 5,500 t/d.

REVIEW OF FINANCIAL RESULTS

Selected Annual & Quarterly Financial and Operating Results:

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2011	2010	2011	2010	2009 (2)

Gold revenue ($ in thousands)	66,894	47,013	225,352	127,521	20,638

Gold sold (ounces)	39,557	34,039	144,013	101,105	21,232

Average realized gold price ($/ounce)	1,691	1,381	1,565	1,261	972

Gold produced (ounces)	38,808	36,824	144,604	108,688	20,612

Cash operating costs ($/ounce gold)	542	535	527	591	798

Total cash costs ($/ounce gold)	632	609	612	657	859

Adjusted net income (loss) (1) (3)($ in thousands)	23,339	13,932	80,521	16,068	(6,452)

Adjusted earnings (loss) per share (3) – basic ($)	0.07	0.04	0.24	0.05	(0.03)

Adjusted earnings (loss) per share (3) – diluted ($)	0.07	0.04	0.23	0.05	(0.03)

Net income (loss) ($ in thousands) (3)	20,837	4,337	56,300	20,031	(27,788)

Earnings (loss) per share (3) – basic ($/share)	0.06	0.01	0.17	0.07	(0.12)

Earnings (loss) per share (3) – diluted ($/share)	0.06	0.01	0.16	0.06	(0.12)

Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	35,361	22,033	108,930	36,823	(3,538)

Total assets ($ in thousands)	563,041	334,654	563,041	334,654	247,354

Long-term financial liabilities ($ in thousands)	-	-	-	-	8,642

(1)

Adjusted net income excludes foreign exchange losses and non-cash items consisting of deferred income tax expense and share-based payments expense. In addition, the 2010 comparatives exclude non-cash derivative losses on Canadian dollar denominated common share purchase warrants issued as part of the March 2009 Central Sun acquisition which are considered derivative instruments under IFRS, the gain on sale of the Company’s interest in the Kupol East and West licenses, and the write-off of mining interests.

(2)	Information for 2009 is presented in the above table in accordance with Canadian GAAP and has not been restated in accordance with IFRS.
(3)	Attributable to the shareholders of the Company.

Fourth quarter 2011 and 2010

          The Company achieved a record year in 2011, producing 144,604 ounces of gold (exceeding its original production guidance of 135,000 ounces) and finished the year with a record fourth quarter producing 38,808 ounces of gold. As a result of the Company's strong operational performance and the continued strength of gold prices, the Company reported record results in all of the following categories in the fourth quarter of 2011: gold sales, cash generated from operations, gold production, and adjusted net earnings.

          Gold revenue for the fourth quarter of 2011 was $66.9 million on sales of 39,557 ounces at an average price of $1,691 per ounce compared to $50.5 million on sales of 29,672 ounces at an average price of $1,701 per ounce in the 2011 third quarter and to $47 million on sales of 34,039 ounces at an average price of $1,381 per ounce in the 2010 fourth quarter. Gold revenue increased by 42% compared to the corresponding quarter in 2010, due to a 22% increase in the average gold price received and a 16% increase in gold ounces sold.

          The increase in gold revenue for the current quarter over the third quarter in 2011 was partially due to the Company’s decision to defer the sale of 3,907 ounces of gold to the fourth quarter anticipating higher gold prices (the market value of the deferred gold sales based on the September 30, 2011 spot gold price of $1,629 per ounce was $6.4 million).

          In the fourth quarter, the Libertad Mine accounted for $47.1 million (Q4 2010 - $34.4 million) of gold revenue from the sale of 27,786 ounces (Q4 2010 – 24,865 ounces) while $19.8 million (Q4 2010 - $12.6 million) was contributed by the Limon Mine from the sale of 11,771 ounces (Q4 2010 – 9,174 ounces).

          Cash flow from operating activities (before non-cash working capital changes) for the fourth quarter of 2011 was $35.4 million ($0.10 per share), compared to $22 million ($0.07 per share) in the fourth quarter of 2010, representing an increase of 61%. The increase reflects the Company’s continued strong operating performance and strength in gold prices. As a result, the Company remained in a strong financial position with $102.3 million in cash and cash equivalents (including net cash of $17.8 million acquired from Auryx Gold on December 22, 2011) as at December 31, 2011.

          The Company’s consolidated gold production during the fourth quarter of 2011 was 38,808 ounces at an operating cash cost of $542 per ounce compared to 36,824 ounces produced over the same period last year at an operating cash cost of $535 per ounce (and to budget of 35,284 ounces at an operating cash cost of $526 per ounce).

          The Libertad Mine continued to perform well in the fourth quarter of 2011. The Libertad Mine produced 26,158 ounces of gold at an operating cash cost of $479 per ounce compared to budget of 23,179 ounces at an operating cash cost of $436 per ounce. The favourable variance in gold production was mainly due to higher gold recoveries (92% compared to budget of 87%) and higher gold grade than budget. The operating cash cost per ounce was higher than budget mainly due to increases in the cost of labour, fuel, mining contractor and mill reagents, partially offset by higher than budgeted gold production. The Company commenced mining from Jabali in November 2011, delivering higher grade colluvial material to the Libertad mill. The Company intends to commence open pit mining from Jabali in late 2012.

          The Limon open pit and underground mine recorded its most successful year in the past seven years. In the fourth quarter of 2011, the Limon Mine processed 100,888 tonnes of ore at an average grade of 4.32 grams per tonne ("g/t") at a processed gold recovery of 91% compared to budget of 97,821 tonnes at a grade of 4.3 g/t at a processed gold recovery of 89%. Operating cash cost in the quarter was $672 per ounce which was lower than the budget of $698 per ounce, primarily the result of processing more tonnes than budget combined with a higher recovery. Gold production was 12,650 ounces compared to budget of 12,106 ounces.

          Adjusted net income was $23.3 million ($0.07 per share) in the fourth quarter of 2011 compared to $13.9 million ($0.04 per share) in the same period of 2010. Adjusted net income was calculated by excluding a non-cash deferred income tax expense of $2.3 million (Q4 2010 - $6.5 million), non-cash share-based compensation expense of $0.9 million (Q4 2010 - $0.1 million) and foreign exchange gains of $0.8 million (Q4 2010 - $1.5 million). The adjusted net income for the fourth quarter of 2010 also excluded a write-off of deferred exploration costs of $2.8 million and non-cash derivative losses of $1.8 million relating to common share purchase warrants. The Company’s Canadian dollar denominated common share purchase warrants issued as part of the March 2009 acquisition of Central Sun are considered derivative instruments under IFRS.

          For the fourth quarter of 2011, the Company generated (GAAP) net income of $20.8 million ($0.06 per share) compared to $4.3 million ($0.01 per share) in the equivalent period of 2010.

          General and administrative expenses totalled $4 million in the fourth quarter of 2011, slightly higher than the $3.4 million incurred in the third quarter of 2011. General and administrative costs relate to the Company’s head office in Vancouver, the Managua office in Nicaragua and administrative costs incurred in Costa Rica.

Fiscal Years 2011 and 2010

           2011 was another record year for the Company. The Company reported record results in all of the following categories: gold sales, cash generated from operations, gold production, and adjusted net earnings.

          Gold revenue for 2011 was $225.4 million on sales of 144,013 ounces at an average price of $1,565 per ounce compared to $127.5 million on sales of 101,105 ounces at an average price of $1,261 per ounce in 2010. Gold revenue increased by 77%, due to a 24% increase in the average gold price received and a 42% increase in gold ounces sold. The Libertad Mine accounted for $154.8 million of gold revenue from the sale of 98,797 ounces while $70.6 million was contributed by the Limon Mine from the sale of 45,216 ounces.

          Cash flow from operating activities (before non-cash working capital changes) increased by 196% to $108.9 million ($0.32 per share) in 2011 from $36.8 million ($0.12 per share) in the previous year. The increase reflects the Company’s strong operating performance from both its Libertad and Limon Mines and strength in gold prices.

          The Company’s consolidated gold production in 2011 was 144,604 ounces (exceeding the Company’s original guidance of 135,000 ounces) at an operating cash cost of $527 per ounce (also better than guidance) compared to 108,688 ounces produced over the same period last year at an operating cash cost of $591 per ounce (and compared to the 2011 budget which was 136,410 ounces of gold at an operating cash cost of $549 per ounce).

          The Company is projecting another record year for gold production in 2012, with consolidated production from the Libertad and Limon Mines in Nicaragua estimated to total approximately 150,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce. The mines are projecting a total of approximately $140 million in cash from operations based on a gold price of $1,550 per ounce. The Company has no debt and no gold hedging. Average operating cash costs have been budgeted to be approximately 10% higher in 2012 compared to 2011 mainly due to a higher strip ratio at Libertad and higher consumables and power costs.

          Cash operating costs are expected to improve and production to increase in 2013 over 2012 due to the processing of higher grade ore from the Jabali deposit through the Libertad mill. The Company is projecting gold production to increase to approximately 185,000 ounces in 2013 and 200,000 ounces in 2014.

          Adjusted net income was $80.5 million ($0.24 per share) in 2011 compared to $16.1 million ($0.05 per share) in the same period of 2010. Adjusted net income was calculated by excluding a non-cash deferred income tax expense of $17.9 million (2010 - $6.5 million), resulting mainly from a decrease in non-capital tax loss carry-forwards, non-cash share-based compensation expense of $6.2 million (2010 - $1.9 million) and foreign exchange losses of $0.1 million (2010 – foreign exchange gains of $1.2 million). The adjusted net income in 2010 also excluded a $24.1 million gain from the sale of the Company’s interest in the Kupol East and West licenses, a write-off of deferred exploration costs of $2.8 million and non-cash derivative losses of $10 million relating to common share purchase warrants. The Company’s Canadian dollar denominated common share purchase warrants issued as part of the March 2009 acquisition of Central Sun are considered derivative instruments under IFRS.

          For 2011, the Company generated (GAAP) net income of $56.3 million ($0.17 per share) compared to $20 million ($0.07 per share) in the equivalent period of 2010.

          General and administrative costs in 2011 increased to $16.6 million from $13 million, mainly as a result of salary increases, reflecting the growth of the Company, and bonuses paid to senior management at the Vancouver and Managua offices.

          The increase in share-based compensation expense of $4.2 million over the same period in 2010 mainly reflected the market value of 1 million common shares awarded under the Company`s Incentive Plan to a senior employee, George Johnson, of the Company on July 5, 2011.

          During 2011, the Company contributed approximately $4 million (2010 - $0.9 million) to social programs, mostly in Nicaragua. A contribution of $0.75 million was made in October 2011 to the National System for Prevention, Mitigation and Attention to Disasters, to alleviate the immediate needs of the population affected by heavy rains in several areas of Nicaragua.

          Total assets increased to $563 million at December 31, 2011 from $334.7 million at December 31, 2010, mainly due to an increase in mining interests as a result of the acquisition of Auryx Gold’s Otjikoto property on December 22, 2011 as well as to 2011 capital expenditures (including exploration and development) incurred mostly on the Libertad and Limon Mines and Gramalote project (see “Investing activities” section).

Fiscal Years 2010 and 2009

          For 2010, consolidated gold revenue was $127.5 million compared to $20.6 million in 2009. The increase was substantially attributable to production from the Libertad Mine which commenced commercial production on February 1, 2010. Also contributing to higher gold revenue was the increase in the average gold price received to $1,261 per ounce compared to $972 per ounce in 2009.

          Consolidated gold production in 2010 totalled 108,688 ounces at an operating cash cost of $591 per ounce compared to 20,612 ounces being produced in 2009 at an operating cash cost of $798 per ounce.

          Cash flow from operating activities (before non-cash working capital changes) was $36.8 million in 2010 compared to negative $3.5 million in the comparable period in 2009.

          For 2010, the Company reported (GAAP) net income of $20 million ($0.07 per share) compared to a loss of $27.8 million (negative $0.12 per share) in 2009. The 2010 results included a gain of $24.1 million from the sale of the Company’s interest in the Kupol East and West licenses (see “Sale of Interest in Kupol East and West Licenses” section). Adjusted net income was $16.1 million ($0.05 per share) in 2010 compared to a loss of $6.5 million (negative $0.03 per share) in 2009.

          General and administrative costs increased to $13 million in 2010 from $7.2 million in 2009. The increase in general and administrative costs related mainly to the Managua office, as a portion of its costs were being capitalized to the carrying value of the Libertad Mine during its construction prior to commercial production on February 1, 2010. Also contributing to the increase were higher costs associated with new hires and the strength of the Canadian dollar, as approximately 60% of corporate costs were incurred in Canadian dollars.

          Total assets increased to $334.7 million at December 31, 2010, up from $247.4 million at December 31, 2009, mainly due to a $67 million increase in cash and cash equivalents (see “Financing activities” section) and to capital expenditures at the Libertad and Limon Mines in 2010.

          During 2010, long-term financial liabilities decreased by $8.6 million as the remaining balance of the Credit Facility was repaid.

ACQUISITION OF AURYX GOLD CORP.

          On December 22, 2011, B2Gold and Auryx Gold completed the combination of the two companies by way of a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, B2Gold acquired all of the issued and outstanding common shares of Auryx Gold based on an exchange ratio of 0.23 of a common share of B2Gold (the “Exchange Ratio”), plus a cash payment of $0.001, for each Auryx Gold common share. All of the outstanding stock options of Auryx Gold were exchanged under the Arrangement and the former holders thereof received options to purchase common shares of B2Gold based on the Exchange Ratio. All outstanding warrants to acquire common shares of Auryx Gold will, pursuant to their terms, be exercisable for common shares of B2Gold based on the Exchange Ratio. Upon closing, Auryx Gold became a wholly-owned subsidiary of B2Gold. The Arrangement has been accounted for by B2Gold as a purchase of net assets.

          Pursuant to the Arrangement, B2Gold issued an aggregate of 37,187,002 common shares to the former Auryx Gold shareholders, representing approximately 9.7% of B2Gold’s common shares issued and outstanding after closing of the Arrangement. An additional 5,305,740 common shares of B2Gold have been authorized for issuance upon the exercise of the stock options and warrants held by the former holders of the Auryx Gold convertible securities.

          Auryx Gold is an exploration company focusing on gold projects in Namibia. Auryx Gold is currently advancing the Otjikoto gold project, located 300 kilometres north of Namibia’s capital city, Windhoek. Auryx Gold holds a 92% interest in the Otjikoto gold project in Namibia and a 100% interest in two additional exploration projects in Namibia.

          Total consideration paid of $114.6 million included the fair value of 37,187,002 B2Gold shares issued at Cdn.$2.95 per share (based on the closing price of B2Gold shares on December 22, 2011), and 3,176,501 B2Gold replacement options and 2,129,239 share purchase warrants, including agent’s options, with a fair value of $3.4 million and $1.5 million, respectively, plus B2Gold transaction costs of $2.1 million. The options and warrants have been valued using the Black-Scholes option pricing model based on a risk-free annual interest rate of approximately 1%, an expected volatility of up to 62%, an expected average life of up to 2.5 years and a dividend yield of nil.

          The purchase price was calculated as follows:

$
(000’s)

Purchase price:
Common shares issued (37,187,002 B2Gold common shares)	107,435
Cash payment	157
Fair value of Auryx Gold stock options and warrants	4,943
Transaction costs	2,103

114,638

          The following table sets forth the allocation of the purchase price to the fair value of the assets and liabilities acquired.

$
(000’s)

Purchase price allocation:
Cash and cash equivalents	20,081
Accounts receivable and prepaids	231
Value-added and other tax receivables	1,161
Mining interests - Otjikoto – development property	102,804
Accounts payable and accrued liabilities	(5,696)
Non-controlling interest	(3,943)

114,638

LIBERTAD MINE – NICARAGUA

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2011	2010	2011	2010

Gold revenue ($ in thousands)	47,055	34,375	154,758	79,501

Gold sold (ounces)	27,786	24,865	98,797	62,109

Average realized gold price ($/ ounce)	1,693	1,382	1,566	1,280

Tonnes of ore milled	500,726	472,065	1,992,264	1,498,614

Grade (grams/ tonne)	1.77	1.97	1.72	1.61

Recovery (%)	92	91	91	87

Gold production (ounces)	26,158	26,771	99,567	68,562

Cash operating costs ($/ ounce gold)	479	458	460	522

Total cash costs ($/ ounce gold)	567	531	541	585

Capital expenditures ($ in thousands)	5,065	2,843	28,098	18,769

Capital expenditures ($ in thousands) – Jabali development	3,358	-	7,834	-

Exploration ($ in thousands) – including Jabali exploration	3,210	1,625	10,747	5,010

          The Libertad Mine continued to perform well in the fourth quarter of 2011. Gold sales from the Libertad Mine totalled 27,786 ounces (Q4 2010 – 24,865 ounces) at an average realized price of $1,693 per ounce (Q4 2010 - $1,382 per ounce), generating record quarterly revenue of $47.1 million (Q4 2010 - $34.4 million).

          In the fourth quarter of 2011, the Libertad Mine produced 26,158 ounces of gold at an operating cash cost of $479 per ounce compared to budget of 23,179 ounces at an operating cash cost of $436 per ounce. The favourable variance in gold production was mainly due to higher gold recoveries (92% compared to budget of 87%) and higher ore grade than budget. Tonnage milled in the quarter was slightly less than budget (500,726 tonnes compared to budget of 512,680 tonnes). The higher gold recovery was the result of upgrades to the plant during 2011 and 2010. The operating cash cost per ounce was $43 higher than budget mainly due to increases in the cost of labour, fuel, mining contractor and mill reagents, partially offset by higher than budgeted gold production. The mill throughput rate in the fourth quarter of 2011 averaged 5,443 t/d, slightly less than the budget for the period of 5,573 t/d. The average ore grade was 1.77 g/t, again slightly better than the budget for this period of 1.62 g/t.

          For the year of 2011, the Libertad Mine generated gold revenue of $154.8 million from the sale of 98,797 ounces at an average price of $1,566 per ounce, compared to $79.5 million from the sale of 62,109 ounces at an average price of $1,280 per ounce in the same period of 2010. Total gold production was 99,567 ounces at an operating cash cost of $460 per ounce compared to budget of 90,459 ounces at $456 per ounce. Higher production for the year-to-date was mainly due to higher gold recoveries and mill head grades. Operating expenses have been marginally higher than budget but due to increased gold production operating costs per ounce have been as projected.

          Capital expenditures in the fourth quarter of 2011 totalled $8.4 million of which $3.4 million related to Jabali development and $2.9 million to deferred stripping costs at the Crimea and Mojon open pits. Most of the remaining capital expenditures were for continued upgrades in the plant, electrical substation upgrades and construction of a new warehouse facility.

          Capital expenditures for 2011 totalled $35.9 million of which $14.3 million related to deferred stripping costs, $7.8 million to Jabali development, $6.2 million to the phase II tailings pond lift, and the remaining amount mostly for plant upgrades and equipment. Jabali development included commencing construction of a new 15 kilometre road between the Libertad operation and the Jabali ore deposit. A number of technical studies continued their course including geotechnical, hydrogeology, and mine design. The Environmental Impact Assessment study for Jabali is in progress and is expected to be completed in early April 2012.

          The current Jabali inferred mineral resource is 3.55 million tonnes at 4.58 g/t containing 522,000 ounces of gold, which is considerably higher than the current average grade of 1.77 g/t ore currently being processed at Libertad. The Company commenced mining from Jabali in November 2011, delivering higher grade colluvial material to the Libertad mill along an existing public road that was upgraded. The Company intends to commence open pit mining from Jabali in late 2012.

          The Company recently announced further positive drilling results on December 1, 2011 from the exploration and infill programs at the Libertad Mine property in Nicaragua (see “Investing activities, Libertad exploration” section). The new resource at Jabali not only indicates the potential to significantly increase Libertad’s original seven year mine life but also the potential to deliver higher grade ore to the mill which should result in higher annual gold production and lower operating costs per ounce produced.

          The Libertad Mine is projected to produce approximately 102,000 to 110,000 ounces of gold in 2012 at an operating cash cost of approximately $550 to $575 per ounce. Cash from operations at the Libertad Mine is projected at approximately $100 million (at $1,550 per ounce gold price). Operating cash costs have increased compared to 2011 due to a higher strip ratio resulting from accessing higher grade ore from a new pit called Santa Maria. Power costs and consumables are also budgeted to increase by approximately 10%. Partially offsetting these higher costs will be an increase to the average grade milled to 1.77 g/t gold in 2012 compared to 1.72 g/t gold in 2011.

          The Company has budgeted sustaining capital costs at Libertad in 2012, totaling approximately $25.6 million. The majority of this capital cost will be expended on pre-stripping at the Santa Maria pit, enlarging existing pits to provide access to additional ore and completing a tailings pond expansion.

          The 2012 budget for the development of the Jabali deposit is approximately $23.9 million. This budget will fund the construction of a 15 kilometre haul road for transporting the Jabali deposit ore to the Libertad mill, and for engineering, metallurgical and socio-economic programs.

          Based on the delivery of higher grade ore from the Jabali deposit, the Company expects an increase in annual production at Libertad to approximately 135,000 ounces of gold in 2013 and, 150,000 ounces of gold by 2014 (subject to a final mine plan).

          At Jabali, the Company plans to expend $4 million to drill 5,500 metres in 2012 to complete infill drilling of the Jabali Antenna Zone and further explore deposits that are open to the east and west.

          An additional $3 million has been budgeted in 2012 to fund further drilling to explore the 20 km long Libertad gold belt.

LIMON MINE – NICARAGUA

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2011	2010	2011	2010

Gold revenue ($ in thousands)	19,839	12,638	70,594	48,020

Gold sold (ounces)	11,771	9,174	45,216	38,996

Average realized gold price ($/ ounce)	1,685	1,378	1,561	1,231

Tonnes of ore milled	100,888	87,271	380,777	342,673

Grade (grams/ tonne)	4.32	4.08	4.10	4.18

Recovery (%)	91	88	90	88

Gold production (ounces)	12,650	10,053	45,037	40,126

Cash operating costs ($/ ounce)	672	740	678	710

Total cash costs ($/ ounce)	765	818	769	781

Capital expenditures ($ in thousands)	4,865	2,695	20,784	6,558

Exploration ($ in thousands)	696	1,349	3,299	3,392

          The Limon open pit and underground mine recorded its most successful year in the past seven years, despite of the closure of the Santa Pancha underground mine and pit #2 for the months of July and August for remediation due to a force majeure event on June 18, 2011 when heavy rains caused a portion of the underground mine workings to begin flooding. The Limon Mine produced 45,037 ounces of gold which was within 2011 guidance. The main reasons for the improved production at the Limon Mine in 2011 were improved mill throughput and gold recoveries.

          Fourth quarter gold sales from the Limon Mine totalled 11,771 ounces (Q4 2010 – 9,174 ounces) at an average realized price of $1,685 per ounce (Q4 2010 - $1,378 per ounce), generating revenue of $19.8 million (Q4 2010 - $12.6 million).

           In the fourth quarter of 2011, the Limon Mine processed 100,888 tonnes of ore at an average grade of 4.32 g/t at a processed gold recovery of 91% compared to budget of 97,821 tonnes at a grade of 4.3 g/t at a processed gold recovery of 89%. Operating cash cost in the quarter was $672 per ounce which was lower than budget of $698 per ounce, due to processing more tonnes than budget combined with improved recoveries. Gold production was 12,650 ounces compared to budget of 12,106 ounces.

          For the year of 2011, the Limon Mine generated gold revenue of $70.6 million from the sale of 45,216 ounces at an average price of $1,561 per ounce. The operating cash cost per ounce was $678 compared to budget of $769 per ounce and was significantly lower than budget mainly due to a higher percentage of ore being supplied from nearby open pits rather than from the underground operations.

          In the fourth quarter of 2011, capital expenditures totalled $4.9 million, mainly relating to the purchase of various mine equipment, Santa Pancha underground development, construction of the new San Jose tailings storage facility (and commencing construction on the second lift), and mill upgrades/infrastructure improvements.

          Capital expenditures for the entire year of 2011 totalled $20.8 million of which $9.4 million related to the San Jose tailings storage facility and $2.5 million to Santa Pancha underground development.

          The Limon Mine is projected to produce approximately 48,000 to 50,000 ounces of gold in 2012, an increase from 2011 production of 45,037 ounces of gold. Operating cash costs for 2012 are projected at approximately $700 to $725 per ounce of gold.

          Operating cash costs for 2012 are budgeted to be similar to 2011 despite increasing costs for consumables and power. The Limon mine is budgeted to process 408,000 tonnes of ore at an average grade of 4.24 g/t gold. Mill throughput capacity has been budgeted to increase to over 1,100 tonnes of ore per day due to automation improvements made to the mill in 2011.

          In 2012, the Limon Mine is projected to generate approximately $40 million in cash from operations (assuming a gold price of $1,550 per ounce).

          The Company plans to undertake capital expenditures at the Limon Mine in 2012 totaling approximately $19 million. The majority of this capital expenditure will fund the Santa Pancha underground mine development program, surface mine pre-stripping and tailings pond construction. The underground development work will access deeper ore at the Santa Pancha vein, which should add approximately three years of production. Capital expenditures for 2013 are expected to be lower as the tailings pond work in 2012 will add approximately 5 years to its storage capacity.

          The 2012 exploration budget at the Limon property totals $4.6 million, funding 14,000 metres of drilling to explore numerous open pit and underground targets on the property. The Company’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially increase annual gold production and reduce operating costs per ounce of gold.

GRAMALOTE PROPERTY – COLOMBIA

          The Gramalote property is located 80 km northeast of Medellin in central Colombia, with AngloGold Ashanti Limited ("AngloGold") as manager and has excellent access and infrastructure. The project is a 49%-51% B2Gold-AngloGold joint venture, and has a 2012 joint venture prefeasibility and exploration budget of $36.9 million (100%). This budget will fund 21,700 metres of diamond drilling for the exploration of additional targets on the property, and infill drilling. In addition, the budget will fund prefeasibility work including additional environmental studies, metallurgical test work and engineering. Each joint venture partner will fund their share of expenditures pro rata. A prefeasibility study is scheduled to be completed in June 2012 and a final feasibility study is planned for the fourth quarter of 2013.

          On September 19, 2011, the Company released additional positive results from the drilling and prefeasibility work underway on the Gramalote Project in Colombia (see “Investing activities, Gramalote exploration” section).

          The Gramalote project had a 2011 prefeasibility and exploration budget of $38 million (100%). This budget funded 29,488 metres of diamond drilling for the exploration of additional targets on the property, infill drilling and metallurgical drilling of the Gramalote deposit, and engineering studies. In addition, the budget funded prefeasibility work including additional environmental studies, metallurgical test work development, engineering and land purchases. Each of the Company and AngloGold funded their share of expenditures pro rata. At year end the actual spending was $29.3 million (100%) which was well under budget. Highlights from the 2011 prefeasibility and exploration work on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote and outside targets indicating the potential for a larger resource. The Company expects to release an updated resource calculation in the second quarter of 2012.

          In February 2009, the Company completed a NI 43-101 compliant mineral resource estimate for the Gramalote Ridge zone on the Gramalote property. The inferred mineral resource estimate for the Gramalote Ridge Zone at a 0.5 g/t gold cut-off, within a $1,000 per ounce gold optimised Whittle pit, consists of 74.375 million tonnes grading 1.00 g/t gold for a total of 2.387 million troy ounces of gold.

OTJIKOTO PROPERTY – NAMIBIA

          The Otjikoto gold project has forecast average annual production of over 100,000 ounces of gold over a ten year life of mine based on a Preliminary Economic Assessment released by Auryx Gold in September 2011. Auryx Gold's Otjikoto project hosts a National Instrument (“NI”) 43-101 compliant indicated resource of 25 million tonnes grading 1.44 g/t for 1.2 million ounces of gold. Otjikoto also hosts a NI 43-101 compliant inferred resource of 16 million tonnes grading 1.31 g/t gold for 0.7 million ounces of gold.

          The Otjikoto gold project is located 300 km north of Namibia's capital city of Windhoek. The project benefits significantly from Namibia's well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent's most politically and socially stable jurisdictions.

          B2Gold, along with Auryx Gold Namibia's experienced staff, is well placed to advance development at the Otjikoto gold project given B2Gold's strong funding capacity and a management team with significant mine development and operating experience.

          The B2Gold Board has approved an aggressive 2012 feasibility and development budget of $34.6 million to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto gold project. Feasibility work will include additional metallurgical drilling and test work, power studies and geohydrology.

          Included in the budget are costs for site preparation work and construction of a camp at site. The budget also contains $5 million for cash deposits associated with orders for long lead time items with a goal of commencing mining operations in 2014.

          A further $8.9 million has been budgeted in 2012 for exploration of which $4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto gold project. Regional exploration work will also be conducted on the surrounding area. A new resource estimate for the Otjikoto gold project is due to be released in the first quarter of 2012. B2Gold’s geology team believes there is significant exploration upside at the Otjikoto gold project.

BELLAVISTA PROPERTY – COSTA RICA

          The Company continues with site monitoring and maintenance to keep the Bellavista property in full regulatory compliance. Field programs focused on the site monitoring plan, maintenance of drainage channels and the planting of trees. Monitoring during the 2011 rainy season has seen detectable movement in the slide area and some small landslide activity on the mine site. Monitoring frequency in the slide area was performed weekly through to the end of the year as a precautionary measure. An analysis of this data at year end showed that the movement is minimal and is not of concern. Monitoring to date has not detected any significant environmental issues and the main slide area remains stable. Several areas on the site outside of the main landslide area experienced some ground movement in the rainy season. Plans are in place to repair a small slide near the entrance to the mine, and establish better drainage channels around the storm water pond. This work will be completed by April 2012.

          Work programs for the potential reopening of the Bellavista Mine continued. These programs are focused on the collection of base line data in the proposed tailings pond area and include investigations of potential pipeline routes between the mine and proposed tailing pond area. The Company has submitted a D1 Report to the National Technical Secretariat of the Environment (“SETENA”) and this report was based on the Conceptual Study for the reopening of the mine. The D1 Report is a formal step to define the terms of reference for obtaining an Industrial Permit for the proposed tailing pond area and gold recovery plant. SETENA has rejected the D1 application, and this decision has been formally appealed. A decision on the appeal is pending.

          By Statement of Claim dated March 16, 2009, Central Sun commenced a legal proceeding in Ontario (the “Engineering Action”) against several engineering firms and certain individual engineers alleging that the Defendants were negligent and breached their contractual obligations with respect to the siting, design, construction, assessment and monitoring of the Bellavista gold mine in Costa Rica, and that the mine was destroyed by a landslide as a result. As a result of the Defendants’ alleged negligence and/or breach of contract, the Company claims damages. The Engineering Action is still at the pleadings stage. It is anticipated that preliminary motions will be brought by the Defendants to challenge the Ontario court’s jurisdiction. The outcome of this claim is not determinable at this time and no accrual for a contingent gain has been made in the financial statements.

SALE OF INTEREST IN KUPOL EAST WEST LICENSES - RUSSIA

          On July 22, 2010, the Company reached an agreement with Kinross Gold Corporation (“Kinross”) to sell to a subsidiary of Kinross, its right to acquire an interest in the Kupol East and West Licenses. The Company has had the right to acquire and earn in to half of Kinross' interest in these licenses. In consideration of the acquisition by Kinross of the Company’s right to acquire an interest in the licenses, Kinross paid $33 million to the Company and will make contingent payments of $15 million for each incremental million ounces of gold of NI 43-101 compliant proven and probable reserves contained by the Kupol East and West License areas, up to a maximum of nine million ounces of gold (100% basis). In addition, the Company will receive payments equal to 1.5% of Net Smelter Returns from the commencement of production from the area covered by the Kupol East and West Licenses, subject to a right for Kinross to repurchase the royalty for $30 million. The sale resulted in a gain of $24.1 million in the third quarter of 2010. For accounting purposes, no value has been assigned to the contingent consideration as at December 31, 2011 (as a NI 43-101 compliant proven and probable reserve estimate does not exist at this time).

LIQUIDITY AND CAPITAL RESOURCES

          The Company ended the year with cash and cash equivalents of $102.3 million (including net cash of $17.8 million acquired from Auryx Gold on December 22, 2011) compared to cash and cash equivalents of $73.6 million at the end of the third quarter of 2011 and $70 million at December 31, 2010. Working capital at the end of the year was $119.2 million compared to working capital of $93.6 million at the end of September 30, 2011 and $84.6 million at December 31, 2010.

          The Company is projecting another record year for gold production in 2012, with consolidated production from the Libertad and Limon Mines in Nicaragua estimated to total approximately 150,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce. The mines are projecting a total of approximately $140 million in cash from operations based on a gold price of $1,550 per ounce. The Company has no debt and no gold hedging. The Company believes that it will be able to self-finance its planned capital and exploration expenditures for 2012 by using its mine operating cash flows and strong cash position. The Company also has $25 million available for draw down under the Credit Facility with Macquarie Bank Limited (“Macquarie”).

          Annual capital expenditures at the Libertad Mine and Limon Mine for 2012 are budgeted to be approximately $25.6 and $19 million, respectively. The 2012 budget for the development of the Jabali deposit is approximately $23.9 million. In addition, the 2012 exploration budget for Libertad and Limon is $7 million and $4.6 million, respectively.

          At the Otjikoto gold project, the Company has planned an aggressive 2012 feasibility and development budget of $34.6 million to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction. A further $8.9 million has been budgeted in 2012 for exploration of which $4.3 million relates to feasibility study drilling.

          The Gramalote project has a 2012 joint venture prefeasibility and exploration budget of $36.9 million (100%), of which the Company’s 49% share is $18.1 million. AngloGold, the operator, expects to complete a prefeasibility in June 2012 and a final feasibility study in the fourth quarter of 2013. AngloGold has also indicated that an updated resource estimate is expected to be released by early April 2012.

          The 2012 exploration programs for the Cebollati Property and the Radius joint venture are budgeted at $3.4 million and $2.4 million, respectively. A total of 2,000 metres of diamond drilling totaling $1.5 million is planned in the next few months with respect to the Calibre joint venture (which can be increased to 12,000 metres at the Company’s discretion).

Operating activities

          Cash flow from operating activities (before non-cash working capital changes) for the fourth quarter of 2011 was a record $35.4 million compared to $22 million in the same period last year. The increase (of 61%) was mainly due to higher average realized gold prices and gold ounces sold.

          Cash flow from operating activities (before non-cash working capital changes) for 2011 was a record $109 million, almost triple the amount of $36.8 million in the comparable period last year. The increase was the result of the Company’s strong operational performance.

Financing activities

          On December 22, 2011, the Company issued approximately 37.2 million common shares in exchange for all of the issued and outstanding shares of Auryx Gold upon completion of the Arrangement.

          During 2011, the Company received $5.9 million and $2 million pursuant to the exercise of 5.7 million stock options and 2 million Macquarie warrants, respectively. In the fourth quarter of 2011, the Company received $0.7 million from the exercise of stock options.

          During 2010, the Company received $3.7 million and $24.2 million pursuant to the exercise of 4.4 million stock options and 25 million warrants (including $15.3 million pursuant to the exercise of 15.9 million warrants held by former Central Sun warrant holders and $8.7 million from the exercise of 9.1 million Macquarie warrants), respectively. In the fourth quarter of 2010, proceeds from the exercise of stock options and warrants totalled $22.1 million.

          The Company entered into an agreement relating to a $20 million secured revolving Credit Facility with Macquarie on November 6, 2009. The term of the Credit Facility was for two years with a maturity date of December 31, 2011 and an interest rate of LIBOR plus 5.5% . Under the Credit Facility, the Company granted a general security agreement over its assets and the shares and assets of certain of the Company’s material subsidiaries, and certain of the Company’s material subsidiaries guaranteed the obligations of the Company relating to the Credit Facility. On February 12, 2010, the Company entered into an amending agreement relating to the Credit Facility pursuant to which the Credit Facility was increased to $25 million. Subsequent to December 31, 2011, the maturity date of the Credit Facility was extended to December 31, 2013.

          As at December 31, 2009, the Company had drawn down a total of $13.5 million under the Credit Facility and an additional $7.5 million in the first and second quarters of 2010. In the third quarter of 2010, the entire balance owing under the Credit Facility was fully repaid ($20 million on August 30, 2010 and $1 million on May 21, 2010).

          On February 18, 2010, the Company completed a bought deal equity financing and issued 25,624,111 common shares, including 3,342,276 common shares issued on exercise of the over-allotment option, at Cdn.$1.25 per share, for aggregate gross proceeds of approximately Cdn.$32 million. As part of the offering, AngloGold exercised its pre-emptive right granted by the Company to maintain its percentage of holdings of approximately 10% of the common shares of the Company by acquiring 2,624,111 common shares. The Company paid the underwriters a commission equal to 5% of the gross proceeds of the offering upon closing, excluding the common shares purchased by AngloGold for which no commission was payable, for an aggregate commission of Cdn.$1.44 million. In the fourth quarter of 2010, AngloGold disposed of all of its common shares in B2Gold and as a result no longer has a pre-emptive right to participate in future equity financings of the Company.

          On November 3, 2009, the Company had received a loan in the amount of Cdn.$1 million from an officer and shareholder of the Company which was interest bearing at a rate of 5% per annum. On February 18, 2010, this loan was fully repaid by the Company together with interest.

Investing activities

          In the fourth quarter of 2011, capital expenditures on sustaining capital, pre-stripping and development at the Libertad Mine (see “Libertad Mine” section) and the Limon Mine (see “Limon Mine” section) totalled $5.1 million (Q4 2010 - $2.8 million) and $4.9 million (Q4 2010 - $2.7 million), respectively. Jabali development totalled $3.4 million. In addition, resource property expenditures on exploration (including prefeasibility work at Gramalote) totalled approximately $10.7 million (Q4 2010 - $5.2 million), as disclosed in the table below.

          During the year 2011, capital expenditures on sustaining capital, pre-stripping and development at the Libertad Mine (see “Libertad Mine” section) and the Limon Mine (see “Limon Mine” section) totalled $35.9 million (2010 - $18.8 million) and $20.8 million (2010 - $6.6 million), respectively. In addition, resource property expenditures on exploration (including prefeasibility work at Gramalote) totalled approximately $38 million (2010 - $18.4 million), expended as disclosed in the table below.

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2011	2010	2011	2010

	(000’s)	(000’s)	(000’s)	(000’s

Exploration (and prefeasibility work):
Gramalote	4,610	1,103	14,890	3,019
Libertad Mine, (includes Jabali exploration)	3,210	1,625	10,747	5,010
Cebollati	532	460	4,185	1,008
Limon Mine, exploration	696	1,349	3,299	3,392
Radius joint venture	951	90	2,865	1,633
Calibre joint venture	461	536	1,340	2,839
Kupol East and West Licenses	-	-	-	1,075
Other	223	25	627	377

	10,683	5,188	37,953	18,353

Libertad exploration

          On December 1, 2011, the Company announced further positive drilling results from the exploration and infill programs at the Libertad Mine property. These results indicate that the Jabali Zones (that generated the previously announced higher grade resource of 3.55 million tonnes at 4.58 g/t gold containing 522,000 ounces of gold), continue to increase in size, and confirm the strong continuity of gold mineralization at Jabali Central and Antenna. Highlights of this drilling include hole JB11-174, located at the east end of the current Central resource which intersected 6.9 metres true width grading 26.87 g/t of gold and hole JB11-229 drilled in the western portion of Antenna which intersected 11.4 metres true width grading 13.52 g/t gold. In addition, drilling has also continued to intersect gold mineralization at Mojon West, the new zone immediately west of the current Mojon open pit, and outside of the current reserves including hole MJ11-042 which intersected 18.2 metres true width grading 3.17 g/t gold including a high grade interval of 5.5 metres true width grading 10.02 g/t gold.

          The significance of the results from Jabali and the previously announced resource, is that this represents higher grade ore (4.58 g/t gold) than the current average open pit grade at La Libertad of approximately 1.8 g/t of gold. This higher grade ore can be trucked to the Libertad mill for processing potentially resulting in higher annual gold production in the near term and going forward.

          Based on the positive results from Jabali to date, the Company has commenced full permitting, environmental studies and metallurgical test work. Due to the increasing size of the Jabali Zones, a new resource estimate for the Jabali Central and Antenna deposits will now be completed by the second quarter of 2012. The Company also commenced mining from Jabali on November 14, 2011, delivering higher grade colluvial material to the Libertad mill. The Company intends to commence open pit mining from Jabali in late 2012.

          The new results of Central Zone drilling continue to show good gold grade and vein thickness continuity as well as the potential to expand the current resource.

          Drilling immediately west of the Central resource has intersected significant mineralization with the potential to expand the resource. JB11-163 located 40 metres west of the resource intersected 11.75 metres true width grading 2.98 g/t gold, JB11-164 located 63 metres west of the resource intersected 4.70 metres true width grading 3.92 g/t gold and JB11-179 located 110 metres west of the resource intersected 9.00 metres true width grading 2.99 g/t gold.

          The Jabali Momotombo resource is located 170 metres east of Jabali Central and appears to be a continuation of the Central zone. Highlights of the recent drilling include the following holes which are located outside of the current resource. JB11-206 located 20 metres west of the resource intersected 6.9 metres true width grading 3.54 g/t gold, JB11-211 located 50 metres west of the resource intersected 1.5 metres true width grading 13.80 g/t gold and 121.90 g/t silver and JB11-220 located 75 metres west of the current resource intersected 3.5 metres true width grading 5.23 g/t gold.

          The Antenna Zone infill drilling continues to show good gold grade and vein thickness continuity. Highlights from the western portion of the zone include hole JB11-229 which intersected 11.4 metres true width grading 13.52 g/t gold, JB11-221 which intersected 8.0 metres true width grading 8.99 g/t gold, JB11-241 which intersected 21.0 metres true width grading 4.08 g/t gold, JB11-188 which intersected 11.07 metres true width grading 5.46 g/t gold and 158.93 g/t silver, JB11-207 which intersected 7.5 metres true width grading 6.33 g/t gold and 213.43 g/t silver, JB11-197 which intersected 9.0 metres true width grading 4.04 g/t gold and JB11-195 which intersected 6.9 metres true width grading 3.74 g/t gold and 136.60 g/t silver.

          Infill drilling from the eastern portion of the Antenna Zone also shows good gold grade and vein thickness continuity. Highlights include hole JB11-210 which intersected 8.7 metres true width grading 10.75 g/t gold and JB11-234 which intersected 11.5 metres true width grading 6.94 g/t gold.

          In 2011, a total of 36 drill holes totaling (5,282 metres) have been completed at the Mojon vein. Recent drilling has tested the area immediately west of the Mojon open pit which is currently being mined. Highlights from this area which extends 250 metres west of the current Mojon open pit west wall include: MJ11-042 which intersected 18.2 metres true width grading 3.17 g/t gold including a high grade interval of 5.5 metres true width grading 10.02 g/t gold, MJ11-043 which intersected 18.2 metres true width grading 3.89 g/t gold including a high grade interval of 7.5 metres true width grading 8.96 g/t gold, MJ11-040 which intersected 9.0 metres true width grading 2.82 g/t gold, MJ11-039 which intersected 19.5 metres true width grading 0.82 g/t gold and MJ11-037 which intersected 5.0 metres true width grading 1.82 g/t gold.

          Modeling and resource calculations are underway to evaluate the potential of this area with the intention to define an indicated resource immediately west of the current Mojon open pit, that could increase the Mojon pit mine life.

          Drilling at the Jabali Zones and the Mojon extension continues. More results will be released as they are available.

Gramalote exploration (B2Gold 49%/AngloGold 51%)

          On September 19, 2011, the Company released additional positive results from the drilling and prefeasibility work underway on the Gramalote Project in Colombia. Prefeasibility and exploration work recommenced at the Gramalote Project in the second half of 2010 with drilling for metallurgical samples, exploration drilling and preliminary engineering investigations with a total of 25,572.85 metres of drilling completed in 72 holes. For 2011, the Company and AngloGold had a prefeasibility and exploration budget of $37.6 million. This budget included 29,000 metres of diamond drilling to explore additional targets on the property, infill drilling of the Gramalote deposit, drilling for metallurgical test samples and conducting engineering and environmental studies. Each joint venture partner will fund their share of expenditures pro rata. The two companies plan to continue exploration and conduct prefeasibility work in 2011 and into 2012, with a goal of completing a prefeasibility study by June 2012 and a final feasibility study by the fourth quarter of 2013.

          Highlights from the 2011 prefeasibility and exploration work include positive metallurgical test results showing in excess of 90% recovery, encouraging drill results from the outside targets and consistent grade from the infill drilling on the Gramalote Ridge resource.

          Results of the infill drilling correlate well with the previous drilling on Gramalote Ridge and include up to 180.0 metres at 1.09 g/t gold in hole GR-121, 142.0 metres at 1.49 g/t gold in hole GR-128 and 88.0 metres at 1.25 g/t gold in hole GR-116. Infill drilling with two core rigs continues on Gramalote Ridge with the goal of increasing ounces in the resource and converting the resource from inferred into indicated. The Company completed and published in 2009 a NI 43-101 compliant inferred mineral resource estimate for the Gramalote Ridge Zone of 74.375 million tonnes grading 1.00 g/t gold for a total of 2.39 million troy ounces of gold at a 0.5 g/t gold cutoff and within a US$1,000 per ounce gold optimised Whittle pit (see news release dated January 12, 2009). The Gramalote Ridge zone is a continuous zone extending 1,200 metres x 275 metres x 500 metres. Exploration drill results indicate the Gramalote Ridge Zone remains open.

          Exploration drilling is in progress on five drill targets located within four kilometres of the current Gramalote inferred mineral resource including Monjas West, Trinidad South, Monjas East, Limon and Topacio. All of these targets have similar geological, alteration and mineralization characteristics to Gramalote Ridge. Results to date clearly indicate the upside potential for more gold mineralization on the large Gramalote property.

          Positive gold intersections have been returned in Monjas West. Monjas West is located two kilometre west southwest along strike of Gramalote Ridge resource and drilling tested rock channel samples up to 27.0 metres at 2.2 g/t gold, 13.0 metres at 3.3 g/t gold and 12.0 metres at 2.6 g/t gold. A total of 4,310.88 metres in 11 holes have been drilled at Monjas West with results up to 56.0 metres at 0.94 g/t gold (including 14.0 metres at 1.66 g/t gold and 12.0 metres at 1.45 g/t gold) in hole MW-05, 20.0 metres at 1.88 g/t gold in hole MW-03 and 22.0 metres at 0.93 g/t gold in hole MW-04. Assays are pending for holes 8 to 10. Drilling continues in Monjas West.

          Drilling at Trinidad South located four kilometres to the west of Gramalote Ridge is testing the continuity and extension of positive drill results obtained by B2Gold in 2008 at Trinidad that returned up to 223.0 metres at 1.00 g/t gold (TR-6) and 109.0 metres at 1.13 g/t gold (TR-2) as part of the 7,019 metres drill program that outlined similar mineralization to that of Gramalote Ridge over a 1,100 x 500 metres area. To September 19, 2011 2,284.30 metres in seven holes have been completed with assays up to 12.0 metres at 0.73 g/t gold (TSE-01) and 18.0 metres at 0.80 g/t gold including 10.0 metres at 1.17 g/t gold ( TS-01). Assays are pending on holes TR-22 to TR-25. Drilling with one drill rig continues at Trinidad. Previous results at Trinidad along with the encouraging results from Monjas West demonstrate the good potential for additional gold resources on the Gramalote property.

          Monjas East is located immediately west along strike from 2008 Gramalote Ridge drilling results of 34.1 metres at 1.32 g/t gold (GR-95) and 23.8 metres at 1.1 g/t gold (FZ-03). To September 19, 2011 a total of 4,008.42 metres in 14 holes have been drilled at Monjas East with results up to 14.0 metres at 1.14 g/t gold (ME-04), 12.0 metres at 1.01 g/t gold (ME-11) and 12.0 metres at 0.96 g/t gold (ME-03). Assays are pending for hole 13.

          The Limon zone, located one kilometre south of Gramalote Ridge, comprises an 850 x 300 metre gold soil geochemical anomaly with rock channel samples up to 6.0 metres at 4.9 g/t gold and 13.0 metres at 1.6 g/t gold. Results from the five holes totaling 1,870.19 metres drilled in Limon include 6.0 metres at 1.65 g/t gold (LM-01). Assays are pending for holes LM-03 to LM-05. Drilling continues at Limon.

Calibre Joint Venture - Primavera exploration

          B2Gold and Calibre recently announced drill results that discovered significant porphyry style gold and copper mineralization at the Primavera project within the Borosi concessions in north east Nicaragua (see news release dated January 20, 2012).

          Assay results from the first three holes totaling 667.85 metres drilled in December 2011 have confirmed the presence of wide spread gold and copper values similar to those previously reported from surface trenching. The drilling and trenching has thus far only tested approximately 250 metres of strike length within the original gold-copper soil anomaly of over 800 metres in length by 300 metres wide. The mineralization at Primavera is open in all directions.

          Drill hole PR-11-001 returned 103 metres of 0.85 g/t gold and 3240 parts per million ("ppm") (0.324%) copper starting from the surface. Drill hole PR-11-002 collared from the same platform but oriented 75 degrees from PR-11-001 contained 0.78 g/t gold and 2966 ppm (0.297%) copper over 261.7 metres from 1.5 metres down hole depth. PR-11-002 includes 134.5 metres of 1.01 g/t gold and 3561 ppm (0.356%) copper starting at 74.5 metres. Drill hole PR-11-003 was collared over 200 metres to the SE and intersected 77.35 metres of 0.74 g/t gold and 3114 ppm (0.311%) copper. Mineralization in holes PR-11-002 and PR-11-003 remained open at depth.

          All three drill holes intersected continuously mineralized intervals of stockwork and vein mineralization characteristic of other well-known gold-copper porphyry systems. Mineralization is associated with quartz, magnetite, chalcopyrite and bornite bearing stockwork and veining within potassically altered intermediate volcanic and intrusive rocks.

          Drilling has resumed with the deepening of the third hole which was not completed due to the holiday break. A total of 2,000 metres of diamond drilling totaling $1.5 million is planned in the next few months to define the extent of the porphyry system. Several other gold-copper anomalies identified on the Primavera concession remain untested and will be evaluated over the coming months.

          The Primavera gold-copper project, part of the Borosi concession option agreement with the Company, whereby the Company may earn up to a 51% interest in specific concessions within the Borosi area by funding Cdn.$8.0 million in expenditures by June 2014. Once the earn-in is complete, the Company may elect to carry an individual prospect within the concession area through to a Preliminary Feasibility Study for an additional 14% interest in the prospect. To December 31, 2011, the Company has funded approximately Cdn.$4.5 million on exploration. The Company is the operator of the project.

Cebollati exploration

          On September 16, 2011, the Company announced additional drilling results from the first exploration drill program at its newly discovered Cebollati gold project in Uruguay. The Company is earning an 80% interest in the property.

          Twenty-eight holes totalling 4,036 metres have been completed to September 16, 2011 with new holes following up on the initial drill holes on the property (see B2Gold press release dated June 7, 2011) which confirmed the presence of significant gold bearing replacement style mineralization within multiple zones. Highlights of the new drilling include:

  UC11-019 with 11.15 metres grading 11.59 g/t gold within a broader 23.85 metres interval of mineralization grading 5.69 g/t
  UC11-022 with 7.55 metres grading 5.67 g/t gold; and
  UC11-021 with 16.25 metres grading 1.74 g/t gold

          Recent drilling was concentrated in two areas, Southern and Windmill, with the aim to help in defining the geometry of the previously identified zones and test for multiple zones within the target areas. Tighter spaced drilling confirms the existence of zones of continuous, shallow, mineralization within both the Windmill and Southern zones, which are open along strike and to depth. In conjunction with the trenching each of these zones extends for in excess of 400 metres within a mineralized system which has been defined over greater than 2.2 kilometres in strike length (see B2Gold press release dated November 15, 2010).

          Fifteen holes totalling 2,132 metres have been drilled to date in the Southern zone with the majority of the holes testing the eastern limb of a broad antiformal structure close to the main fold hinge zone within the deformed marble sequence. Broad zones of alteration and mineralization have been intersected within the Southern zone with several shallow easterly dipping high grade shoots now identified, as typified by holes UC11-019 and UC11-022, which intersected 11.15 metres grading 11.59 g/t gold (6.17 g/t gold with assays capped at 25 g/t gold) and 7.55 metres grading 5.67 g/t gold (4.66 g/t gold with assays capped at 25 g/t gold) respectively. These higher grade shoots have been traced for approximately 75 metres down dip, remain open to the north and south but appear to pinch out to the east. In addition to these holes a single hole, UC11-029, tested the western limb of the antiform and intersected narrow, potentially stacked, horizons of replacement mineralization, with the central horizon returning 3.30 metres grading 3.76 g/t gold. Additional holes will follow up on this new area of mineralization at a later date.

          The 2012 exploration program for the Cebollati project has a budget of $3.4 million which includes approximately 4,000 metres of drilling. The drilling program will continue on the Southern and Windmill zones following the successful 2011 exploration drilling program that confirmed the presence of significant gold bearing replacement style mineralization within multiple zones. In addition, the 2012 exploration will continue on regional evaluation and project generation work. The Company intends to release further exploration results from the 2011 drilling program shortly.

Radius Joint Venture - Trebol exploration

           On August 23, 2011, the Company and Radius Gold announced an update on recent work carried out by the Company at their jointly owned (60% B2Gold/ 40% Radius Gold) Trebol project in northeastern Nicaragua. Trebol is a low-sulphidation gold-bearing epithermal vein and breccia system characterized by shallow to moderately dipping tabular shaped vein and hydrothermal breccia zones within andesite. Trenching at Trebol East Positive results have been received from recent trenching at Trebol East located 3 kilometres east of the main Trebol trend. The low hills are comprised of the same quartz veins, hydrothermal breccias, and replacement zones, dipping moderately to the west, as seen in the main Trebol trend. The new trench results appear to be outlining a north-south trending mineralized zone at least 1.5 kilometres long. Trench 91, which lies at the southern end of the trend, returned 18.00 metres at 2.56 g/t gold. Roughly 1 kilometre north, Trench 93 returned 19.00 metres at 1.54 g/t gold. Trench 92, which was cut 200 metres south of Trench 91, returned 5.70 metres at 0.63 g/t gold.

          Trenching and soil sampling continues at Trebol with priority given to developing the emerging zone at Trebol East, with the aim of defining drill targets. Detailed soil sampling also continues along the main Trebol trend as well to better define potential resource areas.

          The 2012 exploration program budget for the Radius joint venture of $4 million (of which the Company’s 60% share is $2.4 million) is to fund 5,000 metres of drilling on the Trebol, San Jose and Pavon targets located along the 6 km northeast trending belt of continuously mineralzed volcanic rock. As the Company has now earned its 60% interest in the Radius joint venture by expending a total of $4 million on exploration, a joint venture will be formed under which each party will contribute its pro rata share of the exploration costs.

CRITICAL ACCOUNTING ESTIMATES

          Full disclosure of the Company’s accounting policies in accordance with IFRS can be found in Notes 2 and 3 of its audited consolidated financial statements as at December 31, 2011. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Ore reserve and resource estimates;
  Exploration and evaluation expenditures;
  Mine restoration provisions; and
  Deferred income taxes and valuation allowances.

Ore reserve and resource estimates

          Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

          The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The Company’s cost deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income in the period when the new information becomes available.

Mine restoration provisions

          The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with mine restoration provisions. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2023. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the mine restoration provisions could materially change from period to period due to changes in the underlying assumptions.

Deferred income taxes and valuation allowances

          The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

          Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of International Financial Reporting Standards (“IFRS”)

          Effective January 1, 2011, the Company prepares its financial statements in accordance with IFRS. The comparative financial information of 2010 in the MD&A has also been restated to conform with IFRS. This MD&A should be read in conjunction with Note 19 “Transition to International Financial Standards” of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Financial Instruments: Classification and Measurement – IFRS 9

          This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and de-recognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Joint Arrangements – IFRS 11

          This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations (the Company presently does not have any joint operations) or joint ventures. Joint venture entities are now accounted for using the equity method.

          Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 “Impairment of Assets”.

          Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 11 to have a material impact on the consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12

          This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. The Company does not expect IFRS 12 to have a material impact on the consolidated financial statements.

Fair value measurement – IFRS 13

          This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard is effective for years beginning on or after January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20

          This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

RISKS AND UNCERTAINTIES

          The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. The Company is faced with a number of other risk factors, including these described under the “Risk Factors” section in its Annual Information Form for the year ended December 31, 2011, available under the Company’s profile on SEDAR at www.sedar.com. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

Exploration, Development and Operating Risks

          Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although the Company believes that adequate measures to minimize risk are being taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining program. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

          There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Foreign Countries and Mining Risks

          The Company’s production activities are currently conducted in Nicaragua and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, uncertainty as to the outcome of any litigation in foreign jurisdictions, uncertainty as to enforcement of local laws, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation or royalty policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

          The Company has interests in exploration/development properties that are located in developing countries, including Namibia, Nicaragua and Colombia, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and government regulations relating to foreign investment and the mining industry. Changes, if any, in mining or investment policies or shifts in political attitude in Namibia, Nicaragua or Colombia may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

          Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

          The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Property Interests

          The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. No guarantee can be given that the Company will be in a position to comply with all conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. A number of the Company’s interests are the subject of pending applications to register assignments, extend the term, increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

          The Company is satisfied, based on due diligence conducted by the Company, that its interests in the properties are valid and exist. There can be no assurances, however, that the interests in the Company’s properties are free from defects or that the material contracts between the Company and a foreign government or the entities owned or controlled by it will not be unilaterally altered or revoked. There is no assurance that such rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company's rights and title interests will not be challenged or impugned by third parties. The Company’s interests in properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

          Certain of the Company’s property interests are also the subject of joint ventures that give the Company the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, the Company may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If the Company fails to make the expenditures or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Commodity Prices

          The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewellery demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

          The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

Credit risk

          As at December 31, 2011, $12.8 million of the Company’s value-added and other tax receivables were due from the Nicaraguan tax authority. Nicaraguan tax regulations allow taxpayers to: (a) request that refundable tax credits be used to offset other tax obligations or (b) request a cash refund. The regulations provide a specific process for obtaining approval, including required documentation and other information that needs to be reviewed by the Nicaraguan tax administration. However, the regulations do not provide a specific time frame for the tax administration to complete their approval process. The Company is following the process to request authorization to use excess tax credits to offset other tax obligations. The Company has successfully obtained such type of approvals in the past and the tax administration is currently processing approvals related to outstanding credits of the Company. However, in 2011, the approval process by the tax administration has become less efficient as a result of changes in key personnel (at the tax administration) along with a series of new policies to scrutinize requests for refunds and other mechanisms for compensation of excess credits, delaying the process for the Company to use its tax credits to offset other tax obligations.

Currency Risks

          The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Namibian dollars, Nicaraguan córdobas, and Colombian pesos. As the exchange rates between the Namibian dollar, Nicaraguan córdoba, Colombian peso and Canadian dollar fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%.

Environmental Compliance

          The Company’s operations are subject to local laws and regulations regarding environmental matters, the abstraction of water, and the discharge of mining wastes and materials. Any changes in these laws could affect the Company’s operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company’s business or financial condition.

          The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company’s operations in the future. While the Company believes it does not currently have any material environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company’s part to the government and third parties and may require the Company to incur substantial costs of remediation. Additionally, the Company does not maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company’s business. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

          Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

INTERNAL CONTROLS

          The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of the Company’s financial statements. There have been no changes in the Company’s internal control over financial reporting in 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

NON-IFRS MEASURES

          Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended		Years ended
	December 31		December 31
	2011	2010	2011	2010
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	21,151	18,137	75,229	62,762

Royalties and production taxes	3,483	2,759	12,229	7,178

Inventory sales adjustment	(136)	1,549	1,028	1,505

	24,498	22,445	88,486	71,445

Gold production (in ounces)	38,808	36,824	144,604	108,688

Total cash costs per ounce of gold production ($/ounce)	632	609	612	657

          Total cash costs per ounce is derived from amounts included in the Consolidated Statement of Operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits.

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	2011	2011	2011	2011	2010	2010	2010	2010

Gold revenue ($ in thousands)	66,894	50,459	54,498	53,501	47,013	40,191	23,266	17,051

Gold sold (ounces)	39,557	29,672	36,030	38,754	34,039	32,300	19,319	15,447

Average realized gold price ($/ ounce)	1,691	1,701	1,513	1,381	1,381	1,244	1,204	1,104

Gold produced (ounces)	38,808	34,303	36,760	34,733	36,824	30,675	24,924	16,265

Cash operating costs ($/ ounce gold)	542	529	507	531	535	517	648	772

Total cash costs ($/ ounce gold)	632	620	586	610	609	581	709	831

Net income (loss) & comprehensive income (loss) for the period (1) ($ in thousands)	20,837	9,036	15,016	11,411	4,337	28,056	(8,057)	(4,305)

Earnings (loss) per share (1) – basic ($)	0.06	0.03	0.05	0.03	0.01	0.09	(0.03)	(0.01)

Earnings (loss) per share (1) – diluted ($)	0.06	0.03	0.05	0.03	0.01	0.09	(0.03)	(0.01)

Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	35,361	19,971	28,833	24,765	22,033	13,545	1,069	176

(1) Attributable to the shareholders of the Company.

          The positive increase in the quarterly results for 2011 and 2010 reflect higher gold production due to the commencement of commercial production at the Libertad Mine on February 1, 2010 and higher realized gold prices.

OUTLOOK

          2011 was another very successful year for B2Gold. The Company reported record results in gold production, revenue, cash from mining operations and adjusted net earnings. Significant success was achieved on exploration projects and the Company completed the business combination with Auryx Gold by way of a plan of arrangement. Our strong operating performance at the mines, robust gold prices, and our lack of debt, and gold hedging combined to leave us with a cash balance at year end of approximately $102 million.

          In 2012 we will continue to optimize gold production at the two mines, advance the development of three mining projects and further explore around the mines and our other numerous exploration projects. The mines are projected to produce on a combined basis approximately 150,000 to 160,000 ounces of gold and with three projects in development, gold production has the potential to increase to approximately 450,000 ounces by 2016. Based on our current assumptions and an average gold price of $1,550 per ounce, we are projecting cash from mining operations of approximately $140 million in 2012, $170 million in 2013 and $200 million in 2014.

Operations

          B2Gold is projecting another record year for gold production in 2012, with consolidated production from La Libertad and Limon Mines estimated to total approximately 150,000 to 160,000 ounces of gold of gold at a cash operating cost of approximately $590 to $625 per ounce. B2Gold has no debt and is unhedged. Average operating cash costs have been budgeted to be approximately 10% higher in 2012 compared to 2011 mainly due to a short term higher strip ratio at La Libertad and higher consumables and power costs.

          Cash operating costs are expected to improve and production to increase in 2013 over 2012 due to the processing of higher grade ore from the Jabali deposit through La Libertad mill. The Company is projecting gold production to increase to approximately 185,000 ounces in 2013 and 200,000 ounces in 2014, subject to final permitting and mine planning of the Jabali deposits.

Jabali Deposits, La Libertad Mine

          The 2012 budget for the development of the Jabali deposit is approximately $23.9 million. The permitting of the Jabali deposit is scheduled for completion in the third quarter and open pit mining is scheduled to commence in the fourth quarter of 2012.

          The current Jabali inferred mineral resource is 3.55 million tonnes at 4.58 g/t containing 522,000 ounces of gold, which is considerably higher than the current average grade of 1.77 g/t ore currently being processed at La Libertad. A new resource estimate will be released early in the second quarter. The Company commenced small scale mining from Jabali in November 2011, delivering higher grade colluvial material to the Libertad mill.

          Based on the delivery of higher grade ore from the Jabali deposit, the Company expects an increase in annual production at La Libertad to approximately 135,000 ounces of gold in 2013 and, 150,000 ounces of gold by 2014 (subject to final mine plan).

          The 2012 exploration drilling program for Jabali is $4.0 million to drill 5,500 metres. This program will focus on the completion of the infill drilling of the Antenna Zone and further explore deposits that are open to the east and west. A new resource estimate for the Jabali Central and Antenna deposits is due to be released in the second quarter of 2012.

          An additional $3 million has been budgeted in 2012 to fund further drilling to explore the 20 km long Libertad gold belt. Further drill results will be released during the year.

Otjikoto Property, Namibia (B2Gold 92%)

          B2Gold successfully completed the business combination with Auryx in December 2011 whereby B2Gold acquired all of the issued and outstanding common shares of Auryx in exchange for B2Gold shares, and as such, Auryx became a wholly-owned subsidiary of B2Gold.

          B2Gold now owns a 92% interest in the Otjikoto gold project in Namibia, Africa and a 100% interest in two additional exploration projects in Namibia. The Otjikoto gold project has forecast average annual production of over 100,000 ounces of gold over a ten year mine life based on a Preliminary Economic Assessment released by Auryx in September 2011. The Otjikoto project hosts a National Instrument (“NI”) 43-101 compliant indicated resource of 25 million tonnes grading 1.44 g/t gold for 1.2 million ounces of gold. Otjikoto also hosts a NI 43-101 compliant inferred resource of 16 million tonnes grading 1.31 g/t gold for 0.7 million ounces of gold.

          The B2Gold Board has approved an aggressive 2012 feasibility and development budget of $34.6 million to complete an updated Preliminary Economic Assessment in the third quarter, a feasibility study in the fourth quarter of 2012, and concurrently commence planning for mine construction. Feasibility work will include additional metallurgical and condemnation drilling and test work, power studies and geohydrology. Based on current assumptions the Company expects to commence commercial production at Otjikoto in early 2015. The Company is currently projecting capital costs to construct the Otjikoto Mine of approximately $140 million.

          A further $8.9 million has been budgeted in 2012 for exploration of which $4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto gold project. Regional exploration work will also be conducted on the surrounding area. A new resource estimate for the Otjikoto gold project is due to be released in the early second quarter of 2012. The Company’s geology team believes there is significant exploration upside at the Otjikoto gold project.

Gramalote Property, Colombia (B2Gold 49% / AngloGold 51%)

          B2Gold and AngloGold are funding pro rata a 2012 joint venture prefeasibility and exploration budget of $36.9 million. This budget will fund 21,700 metres of diamond drilling for the exploration of additional targets on the property, and infill drilling. In addition, the budget will fund prefeasibility work including additional environmental studies, metallurgical test work and engineering. A prefeasibility study is scheduled to be completed in June 2012 and a final feasibility study is planned for the fourth quarter of 2013.

          Highlights from the 2011 prefeasibility and exploration work on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote and outside targets indicating the potential for a larger resource. The Company expects to release an updated resource calculation early in the second quarter of 2012.

Exploration Update

          In addition to the exploration programs mentioned above, the Company is undertaking further exploration programs on the Calibre and Radius joint venture properties in Nicaragua and the Cebollati property in Uruguay.

          B2Gold and Calibre recently announced drill results that discovered significant porphyry style gold and copper mineralization at the Primavera project within the Borosi concessions in north east Nicaragua. Assay results confirmed the presence of wide spread gold and copper values similar to those previously reported from surface trenching. Further drilling of 2,000 metres of diamond drilling totaling $1.5 million is underway to further define the extent of the porphyry system. The results from this drilling will be released early in the second quarter. Several other gold-copper anomalies identified on the Primavera concession remain untested and will be evaluated over the coming months.

          At the Radius joint venture, an exploration budget of $4.0 million is planned in 2012 (B2Gold share $2.4 million) to fund 5,000 metres of drilling on the Trebol, San Jose and Pavon targets located along the 6 km northeast trending belt of continuously mineralzed volcanic rock.

          On the Cebollati property, the 2012 exploration program has a budget of $3.4 million which includes approximately 4,000 metres of drilling. The drilling program will continue on the Southern and Windmill zones following the successful 2011 exploration drilling program. In addition, the 2012 exploration will continue on regional evaluation and project generation work.

          In total, B2Gold's combined 2012 exploration budgets total approximately $31.8 million to fund approximately 61,000 metres of drilling. Further exploration results will be released as they become available.

Financial

          Our strong operational performance and solid gold prices enabled B2Gold to finish the fourth quarter of 2011 with approximately $102 million in the treasury. The Company has no debt and no gold hedging.

          Looking forward, the Company is projecting to generate approximately $140 million in cash from mining operations in 2012 (based on a $1,550 average gold price). This strong financial position will allow the Company to continue to advance its development and exploration projects and fund all capital requirements in 2012, while retaining a strong cash position.

Conclusion

          In conclusion, given our proven technical team, strong operational and financial performance, and high quality development and exploration projects, B2Gold is well positioned to continue our growth as an intermediate gold producer from existing projects. Based on current assumptions the Company is projecting gold production to grow to over 450,000 ounces per year in 2016. With our strong cash position and impressive projected cash from mining operations, we can continue to fund all of our planned development, exploration and capital expenditures in 2012 without requiring external funding, and end the year in a strong financial position. In addition, the Company will continue to pursue accretive acquisitions and carry out our aggressive exploration programs.

OUTSTANDING SHARE DATA

          At March 28, 2012 there were 384,738,307 common shares outstanding. In addition, there were approximately 23.5 million stock options outstanding with exercise prices ranging between Cdn.$0.80 to Cdn.$4.00 per share and approximately 1.8 million share purchase warrants with exercise prices ranging between Cdn.$2.17 to Cdn.$4.34 per share. More information is disclosed in Notes 11 and 20 of the Company’s December 31, 2011 audited consolidated financial statements.

CAUTION ON FORWARD-LOOKING INFORMATION

          This Management’s Discussion and Analysis contains forward-looking statements within the meaning of applicable securities laws, which reflect management’s expectations regarding the Company’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects (including the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this Management’s Discussion and Analysis reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements. A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements including those listed in the “Risk Factors” section of this management’s discussion and analysis. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause the Company’s actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, shareholders should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Management’s Discussion and Analysis and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

          Additional information on the Company, including its Annual Information Form is available under the Company’s profile on SEDAR at www.sedar.com.